On Track Innovations Ltd.

Z.H.R Industrial Zone

P.O. Box Rosh Pina 1200000, Israel

November 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	On Track Innovations Ltd. (CIK: 0001021604)
Registration Statement No. 333-221060 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

On Track Innovations Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on November 15, 2017 at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

ON TRACK INNOVATIONS ltd.

By:	/s/ Shlomi Cohen
Shlomi Cohen, Chief Executive Officer